UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Nephros, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2011 WARRANTS TO PURCHASE COMMON STOCK

AND

2015 WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

CUSIP Number of 2011 Warrants: 640671111
CUSIP Number of Common Stock Underlying All Warrants: 640671103
(CUSIP Number of Class of Securities)

Daron Evans
President, Chief Executive Officer
and Acting Chief Financial Officer
Nephros, Inc.
41 Grand Avenue
River Edge, New Jersey 07661
(201) 343-5202
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:
Christopher J. Melsha, Esq.
Fredrikson & Byron P.A.
200 South Sixth Street
Suite 4000
Minneapolis, Minnesota 55402
Telephone: (612) 492-7369
Facsimile: (612) 492-7077

CALCULATION OF FILING FEE:

Transaction valuations*	Amount of filing fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On November 10, 2015, Nephros, Inc., a Delaware corporation (the “Company”) filed with the Securities and Exchange Commission (“SEC”) its quarterly report on Form 10-Q for the quarterly period ended September 30, 2015 (the “Form 10-Q”). Attached as Exhibit 99.1 to this filing is an excerpt of disclosure from the Form 10-Q that relates to the Company’s previously-announced issuer tender offers to the holders of its outstanding 2011 warrants.

On November 10, 2015, the Company issued a press release regarding its financial results for the quarterly period ended September 30, 2015 (the “Earnings Release”), which includes a statement about the Company’s plans to initiate the previously-announced issuer tender offers. Attached as Exhibit 99.2 to this filing is the Earnings Release.

This statement is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any warrants, common shares or other securities of the Company. The anticipated tender offers described in this statement have not yet commenced, and there can be no assurances that the Company will commence the tender offers on the terms described in this statement or at all. If the Company commences the offers, the offers will be made solely by Offers to Exercise and the related Elections to Participate, as they may be amended or supplemented. Stockholders and investors are urged to read the Company’s commencement tender offer statements on Schedule TO anticipated to be filed with the SEC in connection with the tender offers, which will include as exhibits the Offers to Exercise, the related Elections to Participate and other offer materials, as well as any amendments or supplements to the Schedules TO and related offering materials when they become available, because they will contain important information. If the Company commences the offers, each of these documents will be filed with the SEC, and, when available, investors may obtain them for free from the SEC at its website (www.sec.gov), under the "Investor Relations" tab at http://nephros.com/investor-relations.php or from the Company or its designated agents, who will be identified in the tender offer materials.

Item 12. EXHIBITS.

The following are attached as exhibits to this Schedule TO:

Exhibit No.	Description

99.1	Disclosure from the Quarterly Report on Form 10-Q filed by Nephros, Inc. on November 10, 2015.

99.2	Press Release issued by Nephros, Inc., dated November 10, 2015.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Disclosure from the Quarterly Report on Form 10-Q filed by Nephros, Inc. on November 10, 2015.

99.2	Press Release issued by Nephros, Inc., dated November 10, 2015.